[NATIONAL INTERSTATE CORPORATION LETTERHEAD]

September 14, 2011

VIA EDGAR and EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Ms. Melissa N. Rocha

Washington, D.C. 20549

Re:	National Interstate Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 8, 2011

File No. 000-51130

Dear Ms. Rocha:

This letter is in response to comments made by the staff of the Securities and Exchange Commission (the “SEC” or “Commission”) in its correspondence dated August 19, 2011 (the “Comment Letter”) to National Interstate Corporation (the “Company”, “National Interstate” or “we”) with respect to the above-referenced filing.

Below are the Company’s responses to each comment in the Comment Letter. For your convenience, we have repeated each of your questions before the response.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Background, Basis of Presentation and Principles of Consolidation, page 62

1.	Please provide us proposed disclosure to be included in future filings that discusses your consolidation policy for the member-owned and rental captives.

We have two types of captive programs within our Alternative Risk Transfer component: rental captives and member-owned captives. As noted on page 6 of our December 31, 2010 Form 10-K filing, these captive programs provide the participants – our customers – the opportunity to share in the underwriting profits or losses and the investment results associated with the risks of being insured through the program. The primary difference between a rental captive and a member-owned captive is whether the participants utilize their own reinsurance company (member-owned captive) or whether they use, or “rent,” our wholly-owned subsidiary Hudson Indemnity, Ltd. (“HIL”) as the reinsurance company (rental captive). In the case of rental captives, the respective programs’ results are recorded solely in the accounts of HIL, which are consolidated in our financial statements in accordance with U.S. generally accepted accounting principles as described in footnote 1 – “Background, Basis of Presentation and Principles of Consolidation” on page 62 of our December 31, 2010 Form 10-K filing. In the case of member-owned captives, the respective programs’ participants form, capitalize and manage their own legal entity organized as a reinsurance company rather than using, or “renting,” HIL for this purpose. Accordingly, all results including the underwriting and investment results of the member-owned captive programs are recorded within their own respective reinsurance entities and are not consolidated in our financial statements. We do not have any financial interest in any member-owned captive beyond that of a reinsurance contract executed in the ordinary course of business. Furthermore, each member-owned captive is held to capital standards in accordance with the regulatory body in their domiciled state/territory, similar to other reinsurers. The Company also collects no captive management fees, has no involvement in the management of the member-owned captive, maintains no voting interests, and has no decision making authority which could exhibit effective control relating to each member-owned captive. Accordingly, the portions of insurance policies ceded by the Company to member-owned captives are accounted for as reinsurance under Accounting Standard Codification (“ASC”) 944, Financial Services - Industry. The Company evaluates each individual member-owned captive program at formation to determine whether the Company has a variable interest in the captive and if the captive meets the definition of a variable interest entity (“VIE”) as defined in ASC 810, Consolidation. The evaluation of whether or not a captive is a VIE is reconsidered if any of the reconsideration events described in that standard occur. If a member-owned captive was determined to be a VIE and the Company held a variable interest, the Company would be required to consolidate that captive if the Company was determined to be its primary beneficiary as defined in ASC 810. As part of these individual evaluations, the following determinations were made with respect to the criteria in ASC 810-10-15-14:

•	The member-owned captives’ have sufficient equity investments at risk and do not have or require any additional subordinated financial support from any parties, including equity holders.

•	The shareholders of the member-owned captives do not lack any of the following three characteristics, and thus have controlling financial interests:

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The direct or indirect ability through voting rights or similar rights to make decisions about the member-owned captives’ activities that have a significant effect on the success of the respective member-owned captives. In addition to controlling all of the voting rights, members decide who can become a member, which can result in a significant impact on the success of the captive.

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The obligation to absorb the expected losses of the respective member-owned captives. It should be noted that “expected losses,” as defined, would not include reinsurance contracts having risk transfer negotiated at arm’s length.

¡	The right to receive the expected residual returns of the respective member-owned captives.

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The shareholders of the member-owned captives have voting rights proportional to their obligations to absorb the expected losses and/or receive the expected residual returns of the respective member-owned captives.

•	Substantially all of the respective member-owned captives’ activities do not involve and are not conducted on behalf of an investor that has disproportionately few voting rights.

As such, none of the member-owned captives are considered to be VIEs and are therefore not consolidated in our financial statements. We propose adding the following disclosure in our 2011 Form 10-K following the paragraph on page 62 under the heading “Principles of Consolidation”:

For each program in the Company’s alternative risk transfer business, a portion of the risk and premium is ceded to a captive reinsurer that is either “rented” or owned by the program participants (the insureds). HIL, our consolidated subsidiary, is “rented” to program participants to facilitate the transfer of risk to the participants and the respective program’s results are recorded solely in HIL’s financial statements. Captive reinsurance facilities owned and managed directly by the member owned program participants are not consolidated since they are not variable interest entities.

3. Acquisition of Vanliner Group, Inc., page 66

2.	Please address the following regarding your accounting of the Vanliner Group acquisition under ASC 805.

•

Please provide us proposed disclosure to be included in future filings that discusses your accounting policy for the additional future consideration due to the seller related to the future interest earnings on certain investments. Refer to ASC 805-30-30-7.d;

We propose disclosure similar to the following to be included in future filings under the Company’s footnote disclosure on the acquisition of Vanliner Group, Inc.

The additional future consideration is recorded at fair value based on the present value of a series of fixed future payments to UniGroup related to future interest earnings on investments held related to unearned premium on policies in-force on the date of acquisition. These payments are not contingent on the results of Vanliner during the period in which these payments will be made. The additional future consideration is classified as a liability.

•

Please provide us proposed disclosure to be included in future filings that discusses your accounting policy for the contingent consideration due from the seller associated with the balance sheet guaranty. Please reference the authoritative literature supporting your accounting treatment. Your disclosure should describe the methods and key assumptions used to value the contingent consideration, how the key assumptions were determined as well as a discussion of the degree of uncertainty associated with the key assumptions; and

The fair value of the contingent consideration due from the Seller recorded on the Company’s Consolidated Balance Sheets approximated $3.7 million and $0.1 million, as of the July 1, 2010 acquisition date and June 30, 2011, respectively. The Company, in accordance with ASC 805-25-27, performs a fair value calculation of the contingent consideration on a quarterly basis. As the aforementioned amounts due from the seller have not been and are not expected to be material, the Company does not believe a separate accounting policy disclosure is currently warranted. However should this expectation change, we propose adding the following disclosure:

Contingent Consideration

The Company accounts for the contingent consideration associated with the contractual obligations of the acquisition of Vanliner in accordance with Accounting Standard Codification (“ASC”) 805, Business Combinations. As part of the Purchase Agreement, UniGroup agreed to provide NIIC with comprehensive financial guarantees, including a four and a half-year balance sheet guarantee whereby both favorable and unfavorable developments related to specified line items on the closing balance sheet, as defined in sections 2.06 and 2.07 of the Purchase Agreement, inure to UniGroup. The Company determines the fair value of the contingent consideration on a quarterly basis based on the present value of expected cash flows associated with the balance sheet line items contractually guaranteed by UniGroup.

Many of the less significant guaranteed assets and liabilities were substantially settled within twelve months and therefore have had a minimal impact to the contingent consideration calculation performed on a quarterly basis. The two most significant and longer termed balance sheet line items which require assumptions to be made on the ultimate settlement amounts under the guaranty, and therefore could have the most significant impact on the fair value calculation at each balance sheet date relate to loss and allocated loss adjustment expense (“ALAE”) reserves which existed at acquisition date and loss and ALAE reserves derived from the unearned premium at acquisition date.

The valuation of loss and ALAE reserves is determined quarterly using actuarial based models which establish ultimate loss costs determined on the basis of estimates of policy claims reported and estimates of incurred but unreported claims based on historical and industry data. Although considerable variability is inherent in such actuarial estimates, management believes that the reserves for unpaid losses and ALAE are adequate.

In calculating the contingent consideration associated with unearned premium, the Company considers the contractual rate for expected loss and ALAE reserves as defined in the Purchase Agreement against the projected ultimate loss rates as provided through the aforementioned actuarial valuation model.

The total sum of the difference between acquired amounts and actual or expected settlement amounts for all balance sheet line items which were contractually guaranteed by UniGroup is the calculated contingent consideration. This amount is discounted based upon the appropriate treasury yield curve rate to obtain the discounted fair value at each reporting date. As the Purchase Agreement required UniGroup to escrow funds for the future settlement of the balance sheet guaranty, the Company believes any contingent consideration is fully collectible.

•	Clarify to us the nature of the other assets acquired and discuss your post acquisition accounting.

The other assets, fair valued at $17.8 million as of the July 1, 2010 acquisition date, consisted of the following:

	(in millions)
Receivable from broker	$9.2	(a)
Contingent Consideration due from Seller	3.7	(b)
Receivable from Seller	2.5	(c)
Other miscellaneous receivables	2.4	(d)

	$17.8

(a)	Represented the fair value of the cash expected to be received from the sale of securities with a trade date before the acquisition date but with a settlement date occurring subsequent to July 1, 2010. Such monies were received by the Company in July 2010.
(b)	Represented the fair value of the contingent consideration due from the Seller at the end of the balance sheet guarantee period and relates to only those balance sheet line items that are contractually covered by the guaranty. See the explanation above for post acquisition accounting for this fair valued asset.
(c)	Represented the fair value of a receivable due from the Seller as of the acquisition date that was subsequently received by the Company in March 2011.
(d)	Represented the fair value of individually insignificant items consisting of prepaid assets, loss escrow funds, miscellaneous accounts receivable and a Missouri premium tax credit. The majority of these amounts were collected by the Company within twelve months with the exception of the loss escrow funds of $489 thousand and the Missouri premium tax credit of $609 thousand. Neither amount is considered material by the Company.

In connection with our response to your letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comments on the Company’s filings.

If you have any questions regarding this response, please contact the undersigned at (330) 659-8900.

NATIONAL INTERSTATE CORPORATION

/s/ Julie A. McGraw
By:	Julie A. McGraw
Its:	Vice President and Chief Financial Officer

cc:	Ibolya Ignat, Securities and Exchange Commission

Lisa Vanjoske, Securities and Exchange Commission

Thomas Aldrich, Thompson Hine LLP